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                                [BERTUCCI'S LOGO]
                                 155 Otis Street
                           Northborough, MA 01532-2414
                                  508-351-2500

May 26, 2005

BY EDGAR TRANSMISSION
---------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
Mail Stop: 03-05   Fax: 202-772-9202

         RE:   BERTUCCI'S CORPORATION
               FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 29, 2004 COMMISSION FILE NUMBER: 333-62775

Ladies and Gentlemen:

     Bertucci's Corporation, a Delaware corporation (the "Company"), hereby submits by EDGAR transmission the Company's response to each of the comments made by the staff of the Securities and Exchange Commission by letter dated April 29, 2005 (the "SEC Comment Letter") commenting on the Company's Form 10-K for the fiscal year ended December 29, 2004.

     To facilitate your review, the numbered paragraphs of the Company's response refer to the numbered paragraphs in the SEC Comment Letter. For convenience, each of the Company's responses is preceded by the text of the comment from the SEC Comment Letter.

     If you have any questions regarding the information in the Company's response, please do not hesitate to call the undersigned or Daniel E. Shea, Vice President - Corporate Controller.

Sincerely,
BERTUCCI'S CORPORATION


By:    /s/ David G. Lloyd
       -------------------------------------------
       David G. Lloyd
       Chief Financial Officer

cc:   Tedd Lustig, Brown Rudnick Berlack Israels LLP
      Steven Feye, Deloitte & Touche LLP


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                             BERTUCCI'S CORPORATION

                          FORM 10-K FOR THE FISCAL YEAR
                             ENDED DECEMBER 29, 2004

              Responses to Comments Set Forth in the Letter of the
                       Securities and Exchange Commission

                              Dated: April 29, 2005

                         Date of Responses: May 26, 2005
                   ...........................................

     Set forth below are the responses of Bertucci's Corporation (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") contained in a letter (the "Comment Letter") from the SEC dated April 29, 2005 relating to the Company's Form 10-K for the fiscal year ended December 29, 2004 and filed with the SEC on April 13, 2005. The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter. For convenience, each of the Company's responses is preceded by the text of the comment from the Comment Letter.

         SEC COMMENT NO.1
         ----------------

         NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ---------------------------------------------------

         PROPERTY AND EQUIPMENT, PAGE 36
         -------------------------------

         1. WE NOTE FROM YOUR DISCLOSURE HERE AND ELSEWHERE IN YOUR FILING THAT YOU HAVE RECOGNIZED IMPAIRMENT CHARGES OF $6.7 MILLION AND $3.6 MILLION DURING THE 2004 AND 2003 FISCAL YEARS, RESPECTIVELY, RELATED TO CERTAIN NON-PERFORMING RESTAURANT LOCATIONS. SUPPLEMENTALLY EXPLAIN TO US AND EXPAND YOUR DISCLOSURE TO INDICATE HOW YOU DETERMINE WHICH RESTAURANTS SHOULD BE EVALUATED FOR IMPAIRMENT. SPECIFICALLY, DESCRIBE THE CRITERIA THAT DEFINE A RESTAURANT AS NON-PERFORMING, AND TELL US HOW LONG THESE CRITERIA MUST BE MET IN ORDER TO BE CONSIDERED FOR IMPAIRMENT TESTING. PLEASE ALSO INCLUDE IN YOUR RESPONSE WHY THE RESTAURANTS IMPAIRED IN 2004 WERE NOT IMPAIRED IN 2003.

         Company Response:
         -----------------
         We review our long-lived assets for impairment at the restaurant level, which is the lowest level of cash flow of the Company. Restaurants are reviewed at least annually, or whenever periodic operating reviews, events or changes in circumstances indicate that a restaurant's carrying amount may not be recoverable. The review begins by summarizing historical cash flows, defined as the last twelve months' results through the date of review. When considered relevant, other facts and circumstances are considered, such as non-recurring or unusual charges, projected results, and recent sales trends. A restaurant is initially considered for impairment at the end of the quarter one full year after opening ("new restaurants"). Results for the new restaurants are projected based on sales after the initial sales trends have stabilized. In most instances, a restaurant's initial sales volumes

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         will be significantly different than can be expected once the
         "newness" of the opening wears off. For both new and mature restaurants, expected cash flows are generated and estimated undiscounted future operating cash flows are calculated. With one exception, all restaurant properties are leased, thus the period over which to project estimated undiscounted future operating cash flows is the date through which the long-lived assets for each restaurant are being depreciated and over which straight line rent is being calculated. Any restaurant that is not projected to generate undiscounted future operating cash flows that exceed its carrying value is considered as non-performing by the Company and tested for impairment. Our impairment policy does not require a restaurant to be considered non-performing for a period of time in order for it to be considered for impairment testing; rather all non-performing restaurants are considered for impairment testing.

         As to restaurants being impaired in 2004 but not in 2003, of the $6.7 million recorded in 2004, $5.7 million of the charge is related to restaurants opened in 2003, thus the first review for possible impairment took place in 2004. Based on our analysis there was no reasonable set of assumptions that would result in the restaurants generating undiscounted operating cash flows exceeding their respective carrying values. The $1.0 million balance is related to five restaurants where recent negative trends, primarily in net sales, indicate an impairment charge is now warranted.

         The Company will modify future disclosures to read:

         The Company evaluates long-lived assets at the restaurant level, which is the Company's lowest level of cash flows. The evaluation is performed for each restaurant to be held and used in the business which has been open for more than one year. The evaluation is performed on an annual basis, or whenever periodic operating reviews, events or changes in circumstances indicate the carrying amount of the long-lived assets may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows (which the Company estimates primarily using historical cash flows adjusted, as considered appropriate, for other relevant facts and circumstances) for each non-performing restaurant to the carrying amount of its assets. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the sum of estimated discounted future operating cash flows of the asset and any expected proceeds upon sale of the asset. The estimates and assumptions used during this process are subject to a high degree of judgment.

         SEC COMMENT NO. 2
         -----------------

         2. AS A RELATED MATTER, WE NOTE THAT NO GOODWILL IMPAIRMENT CHARGES WERE RECORDED. SUPPLEMENTALLY DESCRIBE, IN GREATER DETAIL, THE METHODOLOGY YOU USE TO TEST FOR POSSIBLE GOODWILL IMPAIRMENT. INDICATE YOUR REPORTING UNITS AND EXPLAIN HOW THEY HAVE BEEN IDENTIFIED UNDER PARAGRAPHS 30 AND 31 OF SFAS 142. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

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         Company Response:
         -----------------
         In accordance with paragraph 10 of SFAS 131 we have concluded the Company operates as a single operating segment, the Bertucci's restaurant concept. At the level below our single operating segment we have determined each restaurant is a component, as each restaurant qualifies as a business unit for which discrete financial information is available and senior management regularly reviews the operating results of each restaurant. We have considered the aggregation criteria set forth in paragraph 30 of SFAS 142 and paragraph 17 of SFAS 131, and concluded the components have similar economic characteristics. All Bertucci's restaurants have the same menu, offer primarily the same services, have similar productions processes, target the same class of customer and use the same methods to distribute products and services. Based on this criteria we have aggregated all Bertucci's restaurants into a single reporting unit.

         The Company tests goodwill for impairment by comparing the estimated fair value of the Company to its carrying value, including goodwill. The determination of the estimated fair value of the Company involves estimates and assumptions subject to a high degree of judgment. Management estimates the fair value of the Company by multiplying the Company's latest twelve month's EBITDA (as defined by the Company) by a multiple to establish an enterprise value. The multiple used by the Company is derived from a review of EBITDA trading multiples readily available for similar publicly traded companies. Such multiples are then subject to a substantial discount when being considered for use by a non-publicly traded company. The Company estimates such a discount to be approximately 35-40%. The multiple used in the latest impairment test was six times EBITDA. To date, the enterprise value has exceeded the carrying value and accordingly no impairment of goodwill has been indicated.

         SEC COMMENT NO. 3
         -----------------

         NOTE 4 - RESTAURANT SALES AND CLOSURES
         --------------------------------------

         BRINKER SALE, PAGE 41
         ---------------------

         3. SUPPLEMENTALLY EXPLAIN TO US THE FACTS AND CIRCUMSTANCES SURROUNDING THE $650,000 REVERSAL OF ACCRUED LIABILITIES RELATED TO THE 2001 BRINKER SALE. INCLUDE IN YOUR RESPONSE WHY THESE LIABILITIES WERE INITIALLY BOOKED, AND HOW YOU DETERMINED THAT THESE ACCRUALS WERE NO LONGER NECESSARY IN 2003. WE MAY HAVE FURTHER COMMENT ON YOUR RESPONSE.

         Company Response:
         -----------------
         In April 2001, the Company completed the sale (the "Brinker Sale") of 40 Chili's and seven On The Border restaurants to Brinker International, Inc. ("Brinker") for a total consideration of $93.5 million. Brinker acquired the inventory, facilities, equipment, and management teams associated with these restaurants, as well as the four Chili's

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         restaurants under development by the Company. A gain of $36.9 million was recorded on the transaction. The asset purchase agreement provided that the Company would retain responsibility for certain obligations. The Company's estimate at the time of closing of the most likely amounts of such obligations approximated $1.5 million and represented obligations including trade payables, self-insured group health claims, legal reserves (relating primarily to employment matters), real estate taxes, and certain other obligations. The Company made payments against the obligation of approximately $487,000, $135,000 and $253,000 in 2001, 2002 and 2003, respectively. At the end of fiscal 2001 and 2002 the Company reassessed its estimate and concluded it was still appropriate, given its estimate of expected additional charges. In 2003 the Company performed its annual assessment of its remaining obligations from the Brinker Sale. Based on actual payments made to date, the resolution of certain matters for amounts less than originally estimated, and the resolution of all remaining legal and other matters in 2003, the Company revised its estimate of its remaining obligations and concluded an adjustment of $649,878 to the original gain recorded on the Brinker Sale was required at this time.

         SEC COMMENT NO. 4
         -----------------

         NOTE 5 - INCOME TAXES, PAGE 43
         ------------------------------

         4. FROM THE DISCLOSURE PROVIDED IT APPEARS YOU HAVE CALCULATED YOUR VALUATION ALLOWANCE BASED ON THE NET, NOT GROSS, DEFERRED TAX ASSET. PLEASE NOTE THAT EACH SOURCE OF DEFERRED TAX ASSETS MUST BE CONSIDERED SEPARATELY AND GROSS OF DEFERRED TAX LIABILITIES WHEN EVALUATING THE NEED FOR A VALUATION ALLOWANCE. REFER TO PARAGRAPH 21 OF SFAS 109. AS SUCH, PLEASE REEVALUATE YOUR VALUATION ALLOWANCE.

         Company Response:
         -----------------
         The Company has considered separately each source of the deferred tax assets detailed in footnote 7 of the Notes to Consolidated Financial Statements in evaluating the need for a valuation allowance. We have considered paragraph 21 of SFAS No. 109 when evaluating the possible sources of taxable income available to realize a tax benefit for deductible temporary differences and carry-forwards. As indicated in paragraph 21 of SFAS No. 109, future reversals of existing taxable temporary differences may be considered a source of taxable income. In evaluating our valuation allowance we considered the reversal of deferred tax liabilities resulting from temporary differences of approximately $300,000 relative to liquor license amortization that is accelerated for income tax purposes. The reversal of this temporary difference will create taxable income in the future that will allow us to realize a portion of our tax benefit for deductible temporary differences or carry-forwards. Accordingly, we have concluded that it is more likely than not that $300,000 of our gross deferred tax assets will be realized and have recorded a valuation allowance for the remaining portion or our deferred tax assets as it is not more likely than not the remaining portion of our deferred tax asset will be realized.

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         SEC COMMENT NO. 5
         -----------------

         NOTE 6 - SENIOR NOTES PAYABLE, PAGE 43
         --------------------------------------

         5. PLEASE SUPPLEMENTALLY RECONCILE YOUR DISCLOSURE REGARDING RESTRICTIVE COVENANTS ON PAGE 16 WITH THAT CONTAINED IN NOTE 6 ON PAGE 43 AND ELSEWHERE IN YOUR FILING. SPECIFICALLY, THE DISCLOSURE ON PAGE 16 INDICATES THAT THERE ARE FINANCIAL COVENANTS, WHILE THE DISCLOSURE INCLUDED IN PAGE 43 AND ELSEWHERE IN YOUR FILING INDICATES ONLY NON-FINANCIAL COVENANTS ARE ASSOCIATED WITH THE SENIOR NOTES PAYABLE.

         Company Response:
         -----------------
         The Company believes the two disclosures are correct but recognizes the possibility for confusion. Page 16 indicates: "The Indenture for the Senior Notes imposes significant operating and FINANCIAL RESTRICTIONS on the Company and its subsidiaries" and page 43 states: "The Senior Notes contain no financial covenants and the Company is in compliance with all non-financial covenants...". The FINANCIAL RESTRICTIONS mentioned in the first citing is intended to refer to financial restrictions on the Company and its subsidiaries that significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates, or engage in certain mergers or consolidations involving the Company.

         The Company will modify future disclosures when discussing Senior Notes covenants on page 43 and elsewhere to read:

         "The Senior Notes include certain financial restrictions on the Company and its subsidiaries that significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates, or engage in certain mergers or consolidations involving the Company. The Senior Notes do not contain any other financial-type covenants. The Company is in compliance with all covenants."


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         ACKNOWLEDGEMENT BY BERTUCCI'S CORPORATION:
         -----------------------------------------

         Bertucci's Corporation (the "Company") acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing described herein. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BERTUCCI'S CORPORATION

By:    /s/    David G. Lloyd
       -------------------------------------------
       David G. Lloyd
       Chief Financial Officer